CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST
INDENTURE ACT OF 1939 OF A CORPORATION
DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE

ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)

HSBC Bank USA, National Association

(Exact name of trustee as specified in its charter)

N/A	20-1177241
(Jurisdiction of incorporation	(I.R.S. Employer
or organization if not a U.S.	Identification No.)
national bank)

1201 Market Street, Ste 1001
Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

Kevin T. O’Brien, SVP
HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York 10018-2706
Tel: (212) 525-1311

(Name, address and telephone number of agent for service)

PHH MORTGAGE TRUST

(Exact name of obligor as specified in its charter)

Delaware
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

(Address of principal executive offices)	(Zip Code)

Mortgage-Backed Notes, Series 2008-CIM2

(Title of Indenture Securities)

General

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervisory
         authority to which it is subject.

Comptroller of the Currency, New York, NY.

Federal Deposit Insurance Corporation, Washington, D.C.

Board of Governors of the Federal Reserve System,

Washington, D.C.

(b) Whether it is authorized to exercise corporate trust powers.

                 Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe

each such affiliation.

                 None

Items 3-15.  Not Applicable

Item 16. List of Exhibits

Exhibit

T1A(i)	(1)	Copy of the Articles of Association of HSBC Bank USA, National Association.

T1A(ii)	(1)	Certificate of the Comptroller of the Currency dated July 1, 2004 as to the authority of HSBC Bank USA, National Association to commence business.

T1A(iii)	(2)	Certificate of Fiduciary Powers dated August 18, 2004 for HSBC Bank USA, National Association

T1A(iv)	(1)	Copy of the existing By-Laws of HSBC Bank USA, National Association.

T1A(v)		Not applicable.

T1A(vi)	(2)	Consent of HSBC Bank USA, National Association required by Section 321(b) of the Trust Indenture Act of 1939.

T1A(vii)		Copy of the latest report of condition of the trustee (March 31, 2008), published pursuant to law or the requirement of its supervisory or examining authority.

T1A(viii)		Not applicable.

T1A(ix)		Not applicable.

(1)     Exhibits previously filed with the Securities and Exchange Commission with Registration
     No. 333-118523 and incorporated herein by reference thereto.

(2)     Exhibits previously filed with the Securities and Exchange Commission with Registration
     No. 333-125197 and incorporated herein by reference thereto.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 21st day of July, 2008.

HSBC BANK USA, NATIONAL ASSOCIATION

By: /s/ Suise Moy
Susie Moy
Vice President

Exhibit T1A (vii)

Federal Financial Institutions Examination Council

Board of Governors of the Federal Reserve System
OMB Number: 7100-0036
Federal Deposit Insurance Corporation

OMB Number: 3064- 0052
Office of the Comptroller of the Currency

OMB Number: 1557-0081

Expires March 31, 2009

Please refer to page i, Table of Contents, for the required disclosure of estimated burden.	1

___________________________________________________________________________

Consolidated Reports of Condition and Income for
A Bank With Domestic and Foreign Offices—FFIEC 031

Report at the close of business March 31, 2008         (20040630)

                  (RCRI 9999)

This report is required by law; 12 U.S.C. §324 (State member banks); 12 U.S.C. § 1817 (State nonmember banks); and 12 U.S.C. §161 (National banks).

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National Banks.

I,   Clive Bucknall, Controller
    Name and Title of Officer Authorized to Sign Report

Of the named bank do hereby declare that these Reports of Condition and Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and believe.

This report form is to be filed by banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or International Banking Facilities.

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions.

We, the undersigned directors (trustees), attest to the correctness of this Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

/s/ Joseph R. Simpson Signature of Officer Authorized to Sign Report 05/12/2008 Date of Signature	/s/ Sal H. Alfieri Director (Trustee) /s/ Bernard J. Kennedy Director (Trustee) /s/ Martin Glynn Director (Trustee)

____________________________________________________________________________________________________

Submission of Reports

Each Bank must prepare its Reports of Condition and Income either:	For electronic filing assistance, contact EDS Call report Services, 2150 N. Prospect Ave., Milwaukee, WI 53202, telephone (800) 255-1571.

(a)     in electronic form and then file the computer data file
         directly with the banking agencies’ collection agent,
         Electronic Data System Corporation (EDS), by modem
         or computer diskette; or

b)     in hard-copy (paper) form and arrange for another

To fulfill the signature and attestation requirement for the Reports of Condition and Income for this report date, attach this signature page to the hard-copy f the completed report that the bank places in its files.

party to convert the paper report to automated for. That party (if other than EDS) must transmit the bank’s computer data file to EDS.

FDIC Certificate Number	5	7	8	9	0

           (RCRI 9030)

http://WWW.BANKING.US.HSBC.COM	HSBC Bank USA, NATIONAL ASSOCIATION
Primary Internet Web Address of Bank (Home Page), if any (TEXT 4087) (Example: www.examplebank.com )	Legal Title of Bank (TEXT 9010)
Wilmington City (TEXT 9130)
DE 19801 State Abbrev. (TEXT 9200) ZIP Code (TEXT 9220)

Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

REPORT OF CONDITION

Consolidated domestic subsidiaries
HSBC Bank USA, National Association of Buffalo
Name of Bank City

in the state of New York, at the close of business March 31 , 2008

ASSETS
		Thousands of dollars
Cash and balances due from depository institutions:
a. Non-interest-bearing balances currency and coin		3,500,175
b. Interest-bearing balances		4,248,417
Held-to-maturity securities		2,791,347
Available-for-sale securities		22,917,257
Federal funds sold and securities purchased under agreements to resell:
a. Federal funds sold in domestic offices		6,722,000
b. Securities purchased under agreements to resell		7,024,716
Loans and lease financing receivables:
Loans and leases held for sale		4,736,969
Loans and leases net of unearned income	87,204,663
LESS: Allowance for loan and lease losses	1,581,734
Loans and lease, net of unearned income, allowance, and reserve		85,622,929
Trading assets		37,877,755
Premises and fixed assets		553,023
Other real estate owned		68,092
Investments in unconsolidated subsidiaries		300,332
Customers' liability to this bank on acceptances outstanding		NA
Intangible assets: Goodwill		2,111,113
Intangible assets: Other intangible assets		511,507
Other assets		9,298,568
Total assets		188,284,200

LIABILITIES

Deposits:
In domestic offices		87,003,382
Non-interest-bearing	14,045,765
Interest-bearing	72,957,617
In foreign offices		36,631,752
Non-interest-bearing	1,268,864
Interest-bearing	35,362,888

Federal funds purchased and securities sold under agreements to repurchase:
a. Federal funds purchased in domestic offices		172,114
b. Securities sold under agreements to repurchase		2,317,462

Trading Liabilities		18,717,567
Other borrowed money		21,303,717
Bank's liability on acceptances		NA
Subordinated notes and debentures		3,935,356
Other liabilities		5,841,466
Total liabilities		175,922,816
Minority Interests in consolidated Subsidiaries		411
EQUITY CAPITAL

Perpetual preferred stock and related surplus		0
Common Stock		2,000
Surplus		11,132,511
Retained earnings		1,625,625
Accumulated other comprehensive income		-399,163
Other equity capital components		0
Total equity capital		12,360,973
Total liabilities, minority interests and equity capital		188,284,200